Exhibit 99.7

PACIFIC THERAPEUTICS LTD. ANNOUNCES FINANCING

VANCOUVER, BC, Canada – March 21, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company”) announces a non-brokered private placement offering up to 4,166,667 shares of the Company (the “Shares”) at a subscription price of $0.06 per Share for aggregate gross proceeds of up to $250,000 (the “Offering”).

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals. No finders fees are payable in connection with the Offering.

The proceeds of the private placement will be used for the maintenance of the Company’s listing, G&A, and repayment of debt.

The Company further announces that it has entered into settlement agreements (the “Settlement Agreements”) with related parties and other parties (the “Creditors”) of the Company whereby the Company would issue common shares of the Company at a deemed price of $0.06 per common share for the settlement of the amounts owing to such creditors (the “Shares for Debt Settlement”). Pursuant to the Settlement Agreements, $43,000 would be settled and a total of approximately 716,666 common shares would be issued to the Creditors. Of the 716,666 common shares to be issued in connection with the Shares for Debt Settlement, 666,666 will be issued to Howe and Bay Financial, a related party of the Company, of which Brian Gusko and Robert Horsley are directors. The indebtedness to be settled or released relates to consulting services and money owing to the Creditors. The disinterested directors of the Company have approved the Shares for Debt Settlement with the related party.

The participation in the debt settlement by the related party of the Company constitutes a "related party transaction" pursuant to Multilateral Instrument 61-101 ("MI 61-101"), requiring the Company, in the absence of exemptions, to obtain a formal valuation and minority shareholder approval. The related party debt settlements are exempt from the valuation requirement of MI 61-101 by virtue of the exemption set out in section 5.5(b), as the Company's securities are not listed on certain specified markets. The Company is relying on the financial hardship exemption to the minority shareholder approval requirement set out at section 5.7(e) of MI 61-101, on grounds the Company is in serious financial difficulty, the debt settlement is designed to improve its financial condition, the Company has one or more independent directors in respect of the debt settlement, and such independent directors support the transaction for the reasons stated above, and consider the transaction to be reasonable given the Company's circumstances.

The securities to be issued will be subject to a hold period of four months and one day.

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is a clinical stage Vancouver-based pharmaceutical company focused on developing a herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

For further information, please contact: Robert Horsley, Director

Robert Horsley

rnpshorsley@gmail.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. In particular, there is no guarantee that the Offering will be completed or if completed, will be completed up to a certain amount.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize, including the Offering. Factors that could cause actual results to differ materially from those in forward looking statements include, the timing and receipt of government and regulatory approvals, and continued availability of capital and financing and general economic, market or business conditions, and fees charged by service providers. The forward-looking statements included in this news release are made as of the date hereof and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.